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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  --------------------------------------------


                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                  --------------------------------------------


                                MEADOWCRAFT, INC.
                            (Name of Subject Company)

                                 SRB-MWI, L.L.C.
                              MWI ACQUISITION, CO.
                                SAMUEL R. BLOUNT
                                   (Bidders)


        COMMON STOCK,                                                 58320410
   PAR VALUE $.01 PER SHARE                             (CUSIP Number of Class of Securities)
(Title of Class of Securities)

                                SAMUEL R. BLOUNT
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               MWI ACQUISITION CO.
                           4700 PINSON VALLEY PARKWAY
                            BIRMINGHAM, ALABAMA 35215
                            TELEPHONE: (205) 853-2220
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                    Copy to:
                               PAUL S. BIRD, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 909-6000

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                            CALCULATION OF FILING FEE

    TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE**
         $53,157,190                                                 $10,631.44

------------------

* Calculated by multiplying $10.00, the per share tender offer price, by 5,315,719 shares of Common Stock sought in the Offer.

**       1/50 of 1% of Transaction Valuation.

         [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:
                                -----------------
         Form or Registration No.:
                                -----------------
         Filing Party:
                      ---------------------------
         Date Filed:
                    -----------------------------



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


         This Tender Offer Statement on Schedule 14D-1 relates to the offer by MWI Acquisition Co., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of SRB-MWI, L.L.C., a Nevada limited liability company ("Parent") of which Samuel R. Blount is a member and the sole Manager, to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Meadowcraft, Inc., a Delaware corporation (the "Company"), at a purchase price of $10.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY

         (a) The name of the subject company is Meadowcraft, Inc. The principal executive offices of the Company are located at 4700 Pinson Valley Parkway, Birmingham, Alabama 35215.

         (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value per share $.01, of the Company. Information regarding the number of Shares outstanding, the amount of Shares being sought and the consideration being offered therefor is set forth under "Introduction" in the Offer to Purchase and is incorporated herein by reference.

         (c) Information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth under the heading "The Tender Offer--Price Range of Shares; Dividends" in the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(d) and (g) This Statement is filed by Parent, Purchaser and Samuel
R. Blount. The information concerning the name, state of organization, principal business and address of the principal office of each of Parent and Purchaser respectively, and the information regarding the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and the citizenship of each of the executive officers and directors of each of Parent and Purchaser is set forth under the headings "Introduction" and "The Tender Offer--Certain Information Concerning Parent and Purchaser" of the Offer to Purchase and is incorporated herein by reference.

         (e) and (f) During the last five years, neither Parent nor Purchaser nor, to the best knowledge of Parent or Purchaser, any executive officer or director of Purchaser or any manager of Parent (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

         (a) The information set forth under the headings "Special Factors-- Background of the Offer," "Special Factors--The Merger Agreement," "Special Factors--Interests of Certain Persons in the Offer and the Merger" and "The Tender Offer--Certain Information Concerning Parent and Purchaser" in the Offer to Purchase is incorporated herein by reference. Except as set forth under such headings in the Offer to Purchase, since April 29, 1996, there have been no transactions which would be required to be disclosed under this Item 3(a) between either Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any executive officer or director of Purchaser or any manager of Parent and the Company or any of its executive officers, directors or affiliates.

         (b) The information set forth under the headings "Introduction," "Special Factors--Background of the Offer," "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger," "Special Factors--Plans for the Company after the Offer and the Merger," "Special Factors--The Merger Agreement" and "The Tender Offer--Certain Information Concerning Parent and Purchaser" in the Offer to Purchase is incorporated herein by reference. Except as set forth under such headings in the Offer to Purchase, since April 29, 1996, there have been no contacts, negotiations or transactions which would be required to be disclosed under this
Item 3(b) between either Parent or Purchaser or any of their respective subsidiaries or, to the best knowledge of the Parent and Purchaser, any executive officer or director of Purchaser or any manager of Parent and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a)-(b) The information set forth under the heading "The Tender Offer--Financing of the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

         (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

         (a) - (e) The information set forth under the headings "Introduction," "Special Factors--Background of the Offer," "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger," "Special Factors--Plans for the Company after the Offer and the Merger," "Special Factors--The Merger Agreement," "The Tender Offer--Financing of the Offer and the Merger" and "The Tender Offer--Dividends and Distributions" in the Offer to Purchase is incorporated herein by reference.

         (f) and (g) The information set forth under the headings "Special Factors--Plans for the Company after the Offer and the Merger" and "The Tender Offer--Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         The information set forth under the headings "Introduction," "Special Factors--Interests of Certain Persons in the Offer and the Merger," "The Tender Offer--Certain Information Concerning the Company" and "The Tender Offer--Certain Information Concerning Parent and Purchaser" in the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

         The information set forth under the headings "Introduction," "Special Factors--Background of the Offer," "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger," "Special Factors--Plans for the Company after the Offer and the Merger," "Special Factors--The Merger Agreement," "Special Factors--Interests of Certain Persons in the Offer and the Merger," "The Tender Offer--Certain Information Concerning the Company" and "The Tender Offer--Certain Information Concerning Parent and Purchaser" in the Offer to Purchase is incorporated herein by reference. Except as set forth under such headings in the Offer to Purchase, neither Parent nor Purchaser, nor, to the best knowledge of Parent or Purchaser, any executive officer or director of Purchaser or any manager of Parent, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loans or option arrangements, puts or calls, guarantees of loans, guarantee agreements or any giving or withholding of proxies).



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


ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         The information set forth under the headings "Introduction," "Special Factors--Opinion of Financial Advisor to the Special Committee" and "The Tender Offer--Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION

         (a) Not applicable.

         (b) and (c) The information set forth under the heading "The Tender Offer--Certain Legal Matters" in the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth under the heading "The Tender Offer--Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

         (e) The information set forth under the heading "The Tender Offer-- Certain Litigation" is incorporated herein by reference.

         (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, and the information set forth in the Agreement and Plan of Merger, dated as of May 13, 1999, among the Company, Parent and Purchaser, copies of which are attached hereto as Exhibits (a)(1), (a)(2), and (c)(1), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

         (a)(1)   Offer to Purchase dated May 19, 1999.
         (a)(2)   Letter of Transmittal.
         (a)(3)   Notice of Guaranteed Delivery.
         (a)(4)   Letter from D.F. King & Co., Inc. to Brokers, Dealers, Commercial Banks,
                  Trust Companies and Nominees.
         (a)(5)   Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust
                  Companies and Nominees.
         (a)(6)   Guidelines for Certification of Taxpayer Identification Number on
                  Substitute Form W-9.
         (a)(7)   Summary Advertisement as published in The New York Times on May 19, 1999.

         (a)(8)   Press Release issued jointly by Purchaser and the Company on
                  May 13, 1999.
         (a)(9)   Press Release issued by Purchaser on May 19, 1999.
         (b)(1)   Commitment Letter (including the related Term Sheet), dated May 10,
                  1999, from NationsBank, N.A. and Nationsbanc Montgomery Securities
                  LLC to Parent and Purchaser.
         (c)(1)   Agreement and Plan of Merger, dated as of May 13, 1999, among Parent,
                  Purchaser and the Company (attached as Annex A to the Offer to Purchase)
         (d)      None.
         (e)      Not applicable.
         (f)      None.
         (g)(1)   Complaint filed in Andra V. Blount et al. (Court of Chancery of the
                  State of Delaware in and for New Castle County, filed on or about
                  May 14, 1999).



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


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                            SRB-MWI, L.L.C.


                                            By: /s/ Samuel R. Blount
                                               ---------------------------------
                                            Name: Samuel R. Blount
                                                 -------------------------------
                                            Title: Manager
                                                  ------------------------------


                                            MWI ACQUISITION CO.


                                            By: /s/ Samuel R. Blount
                                               ---------------------------------
                                            Name: Samuel R. Blount
                                                 -------------------------------
                                            Title: Chairman and Chief Executive
                                                  ------------------------------
                                                   Officer
                                                  ------------------------------


                                            Samuel R. Blount

                                            /s/ Samuel R. Blount
                                            ------------------------------------


Date: May 19, 1999

                                  EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION
-----------         -----------
(a)(1)              Offer to Purchase dated May 19, 1999

(a)(2)              Letter of Transmittal

(a)(3)              Notice of Guaranteed Delivery

(a)(4)              Letter from D.F. King & Co., Inc. to Brokers, Dealers, Commercial Banks,
                    Trust Companies and Nominees

(a)(5)              Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust
                    Companies and Nominees

(a)(6)              Guidelines for Certification of Taxpayer Identification Number on Substitute
                    Form W-9

(a)(7)              Summary Advertisement as published in The New York Times on May 19, 1999

(a)(8)              Press Release issued jointly by Purchaser and the Company on May 13, 1999

(a)(9)              Press Release issued by Purchaser on May 19, 1999.

(b)(1)              Commitment Letter, dated May 10, 1999, from NationsBank, N.A. and
                    Nationsbanc Montgomery Securities LLC to Parent and Purchaser

(c)(1)              Agreement and Plan of Merger, dated as of May 13, 1999, among
                    Parent, Purchaser and the Company (attached as Annex A to the Offer to Purchase)

(g)(1)              Complaint filed in Andra v. Blount et al. (Court of Chancery of the State
                    of Delaware in and for New Castle County, filed on or about May 14, 1999)
